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March 26, 2024

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk and Brian Soares
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xperi Inc. (“Xperi” or the “Company”)
PREC 14A filed by Rubric Capital Management LP et al. (the “Proxy Statement”)
Filed March 8, 2024
File No. 001-41486
Soliciting Materials filed pursuant to Rule 14a-12 by Rubric Capital
Management LP et al. (the “DFAN”)
Filed March 11, 2024

Dear Ms. Chalk and Mr. Soares:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 14, 2024 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Rubric Capital Master Fund LP and the other participants in its solicitation (collectively, “Rubric Capital”) and provide the following responses on Rubric Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed March 8, 2024

Reasons for the Solicitation, page 11

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout this section accordingly. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

• “Despite a long runway of potential growth driven by regulatory changes requiring additional in-cabin monitoring...”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 26, 2024

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. Following the proliferation of autonomous driving vehicles, several domestic and foreign jurisdictions have instituted significant regulatory changes requiring additional in-cabin monitoring to ensure the safety of drivers. Specifically, older iterations of driver monitoring systems have relied upon more passive data, such as driving duration and lane-keeping. Although these conventional passive technologies offer simplicity and easy integration into vehicles, they are more prone to generating false positives. The autonomous vehicle industry has seen a need for active monitoring systems which are more reliable and make autonomous driving vehicles safer for drivers.

Lawmakers in key regions, such as the United States and Europe, have passed significant regulations in this area, leading Rubric Capital to believe that the industry has significant growth potential. In particular, the European Commission has passed regulations mandating such systems, such as the Advanced Driver Distraction Warning (ADDW) system, which utilizes active monitoring to observe drivers' eye movements. Similarly, the United States has implemented several regulations related to driver monitoring systems, including the SAFE (Stay Aware for Everyone) Act which, directed the Secretary of Transportation to explore the use of driver monitoring systems to mitigate or eliminate distractions for motor vehicle drivers.1

Notwithstanding the foregoing, Rubric Capital has revised the Proxy Statement to clearly qualify its statement as a belief. Please see page 14 of the Proxy Statement.

• “The upshot of this is that Xperi sold a business it incubated and understands well, and instead chose to enter into a new business: being the primary creditor to Tobii...”

Rubric Capital acknowledges the Staff’s comment and respectfully believes that its initial disclosure was factually accurate and appropriately supported in the Proxy Statement. Notwithstanding the foregoing, Rubric Capital has revised the Proxy Statement to clearly qualify its statement as a belief and provide a more specific source. Please see page 14 of the Proxy Statement.

• “That company was in a similar state of disarray as Xperi is today, plagued by profligate spending at the expense of stockholder returns.”

Rubric Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. In addition to clearly qualifying its statement as a belief, Rubric Capital has rephrased its disclosure and provided additional background regarding Tessera. Please see page 14 of the Proxy Statement.

• “Unfortunately, insiders will have issued themselves a material amount of the Company at the expense of existing stockholders by the time this level of margin improvement is achieved, given the current pace of dilution...”

1 See https://www.idtechex.com/en/research-article/regulations-drivers-for-mandating-driver-monitoring-systems/30322 and https://a.storyblok.com/f/149538/x/9508a2f498/tobii-acquires-autosense-investor-presentation-13-dec-2023.pdf

March 26, 2024

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. Rubric Capital believes that insiders of the Company have already issued themselves a significant amount of the Company’s equity at the expense of stockholders. According to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2024, the Company granted 4,213,000 RSUs to insiders in 2023, which represents approximately 9.5% of the outstanding shares of Common Stock based on the current number of outstanding shares as disclosed in such Form 10-K. The Company has not indicated any intention to change its current compensation practices. Rubric Capital believes that the Board will continue to grant high levels of stock-based compensation to insiders, which will further dilute the ownership of existing stockholders. Notwithstanding the foregoing, Rubric Capital has rephrased its disclosure to provide as follows:

Unfortunately, given Xperi’s performance to date under the existing leadership team, we question whether the current Board is capable of achieving these margin levels, which emphasizes our belief that now is the time for Xperi stockholders to take action.

Please see page 15 of the Proxy Statement.

2.	Please reconcile your statement on page 11 that “[s]ince the Spin-Off, Xperi’s shares of Common Stock have declined by approximately 24%” with (i) the figure of “-28%” on the graph on that same page referring to Xperi’s stock price since the Spin-Off and (ii) the statement in your press release dated March 11, 2024 that Xperi shares declined “by approximately 28%” since the completion of the Spin-Off.

Rubric Capital acknowledges the Staff’s comment and has revised the Proxy Statement to replace “24%” with “28%”. Please see page 11 of the Proxy Statement.

3.	We note your reference to Adjusted Gross Margin and Adjusted EBITDA Margin in the table on page 13. With a view towards disclosure, please revise to include the adjustments made to those figures for Xperi and the Average ISS Peers.

Rubric Capital acknowledges the Staff’s comment and has revised the Proxy Statement to include an explanation of Adjusted Gross Margin. The explanation of Adjusted EBITDA Margin has been moved from footnote 4 in the initial version of the Proxy Statement to immediately below the table referenced by the Staff. Please see page 13 of the Proxy Statement.

4.	We note your reference on page 13 to the Company having issued “over 9% of its diluted share count to insiders” in 2023 and the statement in your press release dated March 11, 2024 that the Board “has deemed it appropriate to issue insiders over 10% of the Company’s equity in the last year...” Please tell us how you calculated these percentages and please reconcile these two statements.

March 26, 2024

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. Rubric Capital calculated that the Company has issued “over 9% of its diluted share count to insiders” by dividing the total number of RSUs granted to insiders in 2023 by the diluted share count. According to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2024, the Company granted 4,213,000 RSUs to insiders in 2023, and as of December 31, 2022 had (i) 42,066,000 shares of Common Stock outstanding, (ii) 4,604,000 RSUs outstanding, and (iii) 146,000 options outstanding, for a total diluted share count of approximately 46,816,000 shares of Common Stock. Therefore, the Company issued approximately 9% of its diluted share count to insiders in 2023 in the form of RSUs. Rubric Capital has revised the Proxy Statement to provide that “[i]n 2023, the Company issued approximately 9% of its diluted share count to insiders in the form of RSUs.”

For purposes of the DFAN, Rubric Capital calculated that the Board has issued insiders “over 10% of the Company’s equity in the last year” by dividing the total number of RSUs issued to insiders in 2023 by the total number of shares of Common Stock outstanding in 2023. According to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2024, the Company granted 4,213,000 RSUs to insiders in 2023. According to the Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2023, as of February 17, 2023, Xperi had approximately 42,084,591 shares of Common Stock outstanding. Therefore, the Company issued insiders over 10% of the Company’s equity in 2023 based on the number of outstanding shares near the beginning of 2023.

5.	Refer to your statement on page 14 and in your press release dated March 11, 2024 that Mr. Lacey’s election “would bring an owner’s perspective to the boardroom.” Please revise to explain how Mr. Lacey’s ownership of less than one-tenth of a percent of the Company’s shares distinguishes his “owner’s perspective” from that of the existing board members.

Rubric Capital acknowledges the Staff’s comment and respectfully believes that its disclosure is factually accurate and sufficient as initially presented. Mr. Lacey is a stockholder of Xperi and therefore an owner of the Company. The fact that the current directors also own shares of Common Stock, which Rubric Capital does not dispute in the Proxy Statement, does not make Rubric Capital’s statement that Mr. Lacey “would bring an owner’s perspective to the boardroom” any less true.

Notwithstanding the foregoing, Rubric Capital has revised the Proxy Statement to explain that Mr. Lacey’s experience serving as a director nominee of several significant stockholders to the boards of directors of multiple companies contributes to his “owner’s perspective.” As noted in footnote 9, Mr. Lacey served as a director nominee of Starboard at Tessera and was ultimately appointed to Tessera’s board of directors in connection with an agreement reached between Starboard and Tessera. By serving as a director nominee of significant stockholders (such as of Rubric Capital at Xperi, Starboard at Tessera and Mellanox Technologies, Ltd., and Ramius Value and Opportunity Master Fund Ltd at Zoran Corporation, among others), Mr. Lacey understands what is important to stockholders and has been specifically nominated by stockholders on multiple occasions due to his ability to represent and prioritize stockholder interests in the boardroom. Please see page 14 of the Proxy Statement.

March 26, 2024

6.	Please revise throughout to provide more specific source cites for assertions of fact. For example, in several places, such as on pages 13 and 14, you refer to “Public Filings”; revise to identify the specific filings referenced.

Rubric Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 13 and 14 of the Proxy Statement.

Voting and Proxy Procedures, page 23

7.	Your statement on page 24 that “there would be no broker non-votes by such brokers” appears inconsistent with the rest of the disclosure in the preceding sentence, which states that, if a stockholder receives proxy materials from both you and the Company, “then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether ‘routine’ or not.” Please revise to clarify.

Rubric Capital acknowledges the Staff’s comment and respectfully believes that its disclosure is accurate and offers the Staff the following explanation on a supplemental basis. To the extent that both Rubric Capital and the Company provide proxy materials to a broker who holds shares for a beneficial owner, none of the matters to be voted on at the Annual Meeting will be considered a discretionary matter under applicable New York Stock Exchange Rules; therefore, all of the matters to be voted on at the Annual Meeting in such a case will be considered “non-routine” matters. A “broker non-vote” only occurs when there are both “routine” and “non-routine” proposals to be voted on at the applicable meeting. If there are only “non-routine” proposals (i.e. because a stockholder receives proxy materials from both Rubric Capital and the Company), there will not be any broker non-votes on behalf of such a stockholder.

8.	On page 24, you reference the possibility of stockholders receiving “proxy materials only from one of the Company and Rubric Capital...,” which implies that the Annual Meeting could still occur without the Company distributing proxy materials to stockholders. Please advise or revise. In addition, explain why you believe that if shareholders receive proxy materials from Rubric only, this would allow brokers to exercise discretionary authority.

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. As a preliminary matter, Rubric Capital is not implying that the Annual Meeting could still occur without the Company distributing proxy materials to stockholders. Instead, Rubric Capital is simply explaining the ramifications if a particular stockholder only receives proxy materials from one of the Company and Rubric Capital. As explained in the Proxy Statement, under applicable New York Stock Exchange Rules, if a stockholder receives proxy materials from only one of the Company and Rubric Capital, then brokers will be entitled to vote such stockholder’s shares on “routine” matters without instructions from the stockholder, but will not be entitled to vote such stockholder’s shares on any “non-routine” matters, which would result in broker non-votes on such “non-routine” matters. This is because it is not considered a contested proxy solicitation for a given stockholder if such stockholder does not receive proxy materials from both Rubric Capital and the Company.

March 26, 2024

Further, while unlikely, Rubric Capital believes that it is possible that the Company does not distribute proxy materials to every single stockholder. Rubric Capital is not aware of a federal proxy rule that requires issuers to solicit or furnish a proxy statement to a certain number or percentage of stockholders; instead, Rubric Capital believes that an issuer is only required to furnish a proxy statement to each person solicited. At the same time, Rubric Capital acknowledges that Rule 14c-2 of the Exchange Act requires issuers to provide all stockholders not solicited in connection with a stockholder meeting an information statement with the same information required in a proxy statement, and that issuers in practice generally satisfy their obligations by furnishing a proxy statement to all stockholders. Nevertheless, Rubric Capital believes that it is possible that certain stockholders may receive proxy materials from only one of Rubric Capital and the Company, in which case brokers will be entitled to vote such stockholder’s shares on “routine” matters without instructions from the stockholder, but will not be entitled to vote such stockholder’s shares on any “non-routine” matters under applicable rules, as explained above.

Form of Proxy, page II-3

9.	Clarify that the bold-faced capital type describing how the proxy will be voted if not direction is indicated refers to signed but unmarked proxies. See Rule 14a-19(e)(7).

Rubric Capital acknowledges the Staff’s comment and has revised the Form of Proxy accordingly. Please see the Form of Proxy.

Soliciting Materials filed pursuant to Rule 14a-12 by Rubric Capital Management LP et al.

Press Release

10.	Refer to comment 1 above. Please provide the support for the following statement in your press release dated March 11, 2024, and revise future similar statements to characterize them clearly as an opinion or belief: “The failure to capitalize on the promise of Perceive, despite its potential to accelerate the AI software stack, while shouldering stockholders with years of losses is emblematic of the Company’s capital mismanagement...”

Rubric Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following explanation on a supplemental basis. According to Xperi Corporation’s prospectus on Form DEFM14A filed with the SEC on April 22, 2020 in connection with the TiVo merger, Xperi Corporation’s management (which includes the same CEO and CFO as the Company, among others) projected that Xperi Corporation would allocate significant capital to Perceive ($500 million from 2020 through 2024) under both sets of unaudited prospective financial information provided by Xperi Corporation.

March 26, 2024

Scenario A

	2020E	2021E	2022E	2023E	2024E
Statement of Operations Items
Billings(1)	$461	$417	$548	$708	$824
Cost of Revenue	($18)	($21)	($23)	($27)	($31)
Selling, General and Administrative Expenses	($107)	($114)	($108)	($112)	($117)
Research and Development	($84)	($88)	($91)	($95)	($98)
Xperi’s New Product Line from Perceive (including Cost of Revenue)	($29)	($41)	($81)	($135)	($214)
Depreciation	$8	$8	$9	$10	$7
Adjusted EBITDA(2)	$231	$162	$253	$350	$371

(1)	Billings are calculated based on amounts invoiced to customers, less any credits issued to or paid to customers, plus amounts due under certain licensing-related contractual arrangements that may not be subject to an invoice.

(2)	Adjusted EBITDA is calculated based on earnings from continuing operations before taxes, depreciation and amortization, interest expense and pre-tax exchange gains (losses), excluding stock-based compensation, non-operating pension expense and other post-employment benefit costs.

Scenario B

	2020E	2021E	2022E	2023E	2024E
Statement of Operations Items
Billings(1)	$441	$336	$446	$607	$724
Cost of Revenue	($18)	($21)	($23)	($27)	($31)
Selling, General and Administrative Expenses	($107)	($114)	($108)	($112)	($117)
Research and Development	($84)	($88)	($91)	($95)	($98)
Xperi’s New Product Line from Perceive (including Cost of Revenue)	($29)	($41)	($81)	($135)	($214)
Depreciation	$8	$7	$8	$10	$6
Restructuring Savings(2)	$8	$32	$28	$30	$31
Adjusted EBITDA(3)	$220 (4)	$112	$180	$278	$301

(1)	Billings are calculated based on amounts invoiced to customers, less any credits issued to or paid to customers, plus amounts due under certain licensing-related contractual arrangements that may not be subject to an invoice.

(2)	Restructuring Savings are from projected lower spending by Xperi in its IP licensing business, offset by one-time costs to achieve such savings.

(3)	Adjusted EBITDA is calculated based on earnings from continuing operations before taxes, depreciation and amortization, interest expense and pre-tax exchange gains (losses), excluding stock-based compensation, non-operating pension expense and other post-employment benefit costs.

(4)	Excludes $4 million of one-time expenses relating to the wind-down of Xperi’s IP business.

March 26, 2024

As disclosed in the Company’s Form 10-K filed with the SEC on March 1, 2024, the operating results of Perceive have been included in the Company’s (and its predecessor’s) consolidated financial statements since the fourth quarter of 2018, so the actual amount of capital that has been allocated to Perceive is unknown to Rubric Capital and other stockholders, which is why the estimated figures provided by the Company’s predecessor in connection with the TiVo merger must be relied upon. The same 10-K discloses that the net loss attributable to the Company for the past three years was approximately $136.6 million, $757.5 million and $175.6 million, respectively. Rubric Capital believes that such high amounts of capital allocation for Perceive, coupled with such significant losses incurred by the Company, supports its view that the Company has experienced significant losses and mismanaged its capital with regards to Perceive.

Rubric Capital further confirms to the Staff that it will properly qualify similar statements as its opinion or belief in future soliciting materials.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel